July 28, 2009
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Globe Specialty Metals, Inc.
Registration Statement No. 333-152513
Dear Sir or Madam:
     Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we, as representatives of the several Underwriters, wish to advise you that Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-152513) as filed on July 27, 2009 and the Preliminary Prospectus dated July 15, 2009, were distributed during the period July 15, 2009 through July 27, 2009, as follows:

Registration Statement	Preliminary Prospectus
3 to 3 Underwriters	5499 to 3 Underwriters

923 to Institutions

8 to Others

Total: 3	Total: 6430
     The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

     In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, we hereby join in the request of Globe Specialty Metals, Inc. for acceleration of the effective date of the above-referenced registration statement so that such registration statement is declared effective at 3:00 p.m. on July 29, 2009 or as soon as practicable thereafter.
Very truly yours,
CREDIT SUISSE SECURITIES (USA) LLC
JEFFERIES & COMPANY, INC.
J.P. MORGAN SECURITIES INC.
          as Representatives of the several Underwriters

By Credit Suisse Securities (USA) LLC
By:	/s/ Paul Scherzer
	Name:	Paul Scherzer
	Title:	Managing Director

By Jefferies & Company, Inc.
By:	/s/ Peter J. Scott
	Name:	Peter J. Scott
	Title:	Managing Director

By J.P. Morgan Securities Inc.
By:	/s/ Adam Chodos
	Name:	Adam Chodos
	Title:	Vice President

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